Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

PROSPECTUS SUPPLEMENT NO. 3
TO PROSPECTUS DATED JULY 11, 2008

ZIM CORPORATION

This Prospectus Supplement No. 3 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented.  This Prospectus Supplement No. 3 includes our attached Quarterly Report on Form 6-K for the quarter ended December 31, 2008 as filed with the Securities and Exchange Commission on February 12, 2009.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 3 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 3.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 3 is February 13, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ending December 31, 2008

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES ____ NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _______.

TABLE OF CONTENTS

Explanatory Note re: Change in Filing Practice	3

Item 1. Financial Statements:

Condensed Consolidated Statements of Operations (Unaudited) for the
Three and Nine Months Ended December 31, 2008 and December 31, 2007	4

Condensed Consolidated Statements of Cash Flows (Unaudited) for the
Nine Months Ended December 31, 2008 and December 31, 2007	5

Condensed Consolidated Balance Sheets as at December 31, 2008 (Unaudited)
and March 31, 2008	6

Notes to Condensed Consolidated Financial Statements (Unaudited)	7

Item 2. Management's Discussion and Analysis of Financial Condition
And Results of Operations	17

Item 3. Quantitative and Qualitative Disclosures About Market Risk	25

Item 4. Controls and Procedures	27

Signature	29

EXPLANATORY NOTE RE: CHANGE IN FILING PRACTICE

ZIM Corporation (“ZIM”) is a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”).  As permitted by Rule 13a-16, ZIM has elected to begin filing annual reports under the Exchange Act on Form 20-F and other reports on Form 6-K and will no longer file reports on Forms 10-K, 10-Q or 8-K.

The information contained in this Form 6-K includes ZIM’s financial position at December 31, 2008 and results of operations for the three and nine months ended December 31, 2008, as well as certain other information that ZIM deems of material importance to its shareholders.

ITEM 1 - FINANCIAL STATEMENTS

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2008	Three months ended December 31, 2007	Nine months ended December 31, 2008	Nine months ended December 31, 2007
	$	$	$	$
Revenue
Mobile	80,949	417,191	286,747	814,809
Software	418,253	281,671	1,195,828	868,766
Total revenue	499,202	698,862	1,482,575	1,683,575

Operating expenses
Cost of revenue	54,742	103,798	193,230	351,949
Selling, general and administrative	215,957	405,926	923,262	1,277,774
Research and development	94,041	121,536	344,592	384,779
Total operating expenses	364,740	631,260	1,461,084	2,014,502

Income (loss) from operations	134,462	67,602	21,491	(330,927)
Other income (expense):
Gain on sale of assets	-	4,074	-	134,267
Interest income (expense), net	(1,084)	909	(632)	545
Total other income (expense)	(1,084)	4,983	(632)	134,812
Income (loss) before income taxes	133,378	72,585	20,859	(196,115)
Income tax benefit	70,242	83,173	149,311	153,269
Net income (loss)	203,620	155,758	170,170	(42,846)

Basic and fully diluted income (loss) per share	0.002	0.002	0.002	(0.000)
Weighted average number of shares outstanding	95,460,867	89,750,837	95,460,867	88,626,963

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2008	Nine months ended December 31, 2007
	$	$
OPERATING ACTIVITIES
Net income (loss)	170,170	(42,846)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	43,177	65,131
Gain on sale of assets	-	(134,267)
Stock-based compensation	20,509	93,182
Write off of accounts receivable	41,088	-
Write off of accounts payable	(16,383)	-
Changes in operating working capital
Decrease (increase) in accounts receivable	24,400	(67,531)
Decrease in investment tax credits receivable	307,437	5,428
Decrease in prepaid expenses	36,495	8,057
Decrease in accounts payable	(4,451)	(186,488)
Increase (decrease) in accrued liabilities	(164,921)	6,879
Decrease in deferred revenue	(18,291)	(105,136)
Decrease in deferred rent	(17,628)	(2,848)
Increase in amount due to shareholder	-	10,040
Cash flows provided by (used in) operating activities	421,602	(350,399)

INVESTING ACTIVITIES
Purchase of property and equipment	-	(26,308)
Proceeds from sale of assets	-	137,139
Cash flows provided by investing activities	-	110,831

FINANCING ACTIVITIES
Proceeds from related parties	-	50,040
Cash flows provided by financing activities	-	50,040

Effect of changes in exchange rates on cash	(92,639)	21,398

Increase (decrease) in cash and cash equivalents	328,963	(168,130)
Cash and cash equivalents, beginning of period	299,943	441,637
Cash and cash equivalents, end of period	628,906	273,507

Non−Cash Financing Activities:
On December 4, 2007, the Company’s Chief Executive Officer and majority shareholder converted debt of $99,980 and cumulative interest of $3,605 into equity.
The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2008	2008
	(Unaudited)
ASSETS	$	$
Current assets
Cash and cash equivalents	628,906	299,943
Accounts receivable, net	136,734	202,222
Investment tax credits receivable	121,335	428,772
Prepaid expenses	28,980	65,475
	915,955	996,412
Property and equipment, net	119,561	162,738
	1,035,516	1,159,150
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	20,072	40,906
Accrued liabilities	39,451	204,372
Deferred revenue	254,491	272,782
	314,014	518,060
Deferred rent	28,244	45,872

Shareholders' equity:
Preferred shares, no par value, non-cumulative
Dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2008 and March 31, 2008.	-	-
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2008 and March 31, 2008.	-	-
Common shares, no par value, voting,
Unlimited authorized shares; 95,460,867 shares issued and outstanding as at December 31, 2008 and as at March 31, 2008.	19,111,789	19,111,789
Additional paid-in capital	2,645,874	2,625,365
Accumulated deficit	(21,285,653)	(21,455,824)
Accumulated other comprehensive income	221,248	313,888
	693,258	595,218
	1,035,516	1,159,150

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2008 has been derived from our audited consolidated financial statements for the year ended March 31, 2008. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 10-KSB. These statements have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2008 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and nine month periods ended December 31, 2008 are not necessarily indicative of the results to be expected for the full year.

2 - NATURE OF OPERATIONS, LIQUIDITY AND GOING CONCERN

COMPANY OVERVIEW

ZIM is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002 in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “Zim IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (SMS) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the Zim IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

BUSINESS OF THE COMPANY

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and support services to its client base.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

Beginning in 2002, the Company expanded its business to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as SMS or text messaging. Although SMS will continue to provide a minimal amount of revenue within the mobile segment of ZIM’s operations, with the acquisition of AIS, the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. In 2009, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines. In fiscal 2009 ZIM exited the IPTV market due to low sales activity.

LIQUIDITY AND GOING CONCERN

At December 31, 2008, the Company had access to a line of credit for approximately $410,509 from its Chief Executive Officer and a working capital line from its principal banker for approximately $41,051, in addition to a cash and cash equivalent balance of $628,906.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Cash and cash equivalents of $628,906 are comprised of $162,205 cash and $466,701 cash equivalents. The cash equivalents of $466,701 at December 31, 2008 (Nil at March 31, 2008) are comprised of Bankers Acceptances with original maturities of 30, 60 or 90 days.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,285,653 and, during the fiscal year ended March 31, 2008, generated negative cash flows from operations of $315,458. The Company also has generated negative cash flows from operations during four of the previous five fiscal years.

If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

The condensed consolidated financial statements have been prepared on the basis of the going concern assumption, meaning the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The carrying amounts of assets, liabilities, revenues and expenses presented in the condensed consolidated financial statements and the balance sheet classification have not been adjusted as would be required if the going concern assumption were not appropriate.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of December 31, 2008.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

3 - FAIR VALUE MEASUREMENT

In December 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value under other accounting pronouncements that require fair value measurements and expands disclosures about such measurements. SFAS 157 does not require any new fair value measurements, but rather it creates a consistent method of calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 on April 1, 2008 has not had a significant impact on the Company’s consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows. However, the Company will use fair value measurement under SFAS No. 157 in future evaluations of impairment under SFAS No. 142.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 permits companies the option, at specified election dates, to measure financial assets and liabilities at their current fair value, with the corresponding changes in fair value from period to period recognized in the income statement.  Additionally, SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities.  Statement 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, concurrent with the adoption of SFAS 157. The adoption of SFAS 159 on April 1, 2008 has not had a significant impact on the Company’s consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows, as the Company did not elect the fair value option for any financial assets or liabilities.

4 - GAIN ON DISPOSITION OF ASSETS

On July 16, 2007, ZIM Corporation signed an agreement with SilverBirch Inc. to sell certain mobile messaging assets. The assets included ZIM’s Canadian mobile gateway technology, customer contracts and proprietary web to text applications. As consideration for the acquisition, SilverBirch paid $70,395 in cash upon signing the agreement. Additional consideration was to include $93,860 in cash and 500,000 common shares of SilverBirch, valued at approximately $86,292, based on the share price on the date of the sale. The additional consideration was to be received in installments as certain conditions of the purchase were completed, such as the transfer of source codes and customer contracts.

The sale consisted of four parts, each with a distinct value and payment structure:

1.	Short Message Peer to Peer Protocol (SMPP) Platform = approximately $70,395 due upon signing
2.	Pitney Bowes Contract = approximately $52,562 due upon transfer of the contract
3.	Rogers Contract = approximately $41,298 due upon transfer of the contract
4.	Ontario Lottery and Gaming Corporation Contract (OLGC) = 500,000 common shares due upon transfer of the contract

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

During 2007 the Short Message Peer to Peer Protocol (SMPP) Platform and the Pitney Bowes contract were transferred and the portion of the sale proceeds related to these items has been recognized as a gain on sale of assets. Prior to transfer of the Rogers contract, Rogers terminated its use of the desk top text services provided under the contract with the result that the contract was not transferred. A portion of the Rogers contract value, in the amount of $16,605, has been recognized, as non-refundable cash towards this portion of the contract has been received. The agreement provides that, in the event that the remaining conditions are not met, the amounts paid and the assets transferred to date, based on the conditions that have been met, will not be returned. The amount of the Rogers contract that will not be realized is $24,693.

As of March 31, 2008 OLGC informed ZIM and SilverBirch that it would not consent to the transfer of their contract to SilverBirch. Consequently this contract remains with ZIM until its completion and the 500,000 common shares of SilverBirch will not be paid to ZIM.

5 – INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised share options and warrants, the effect on the income (loss) per share would have been anti-dilutive.

At December 31, 2008 and 2007 there were no securities considered “in the money” that could have potentially diluted basic income (loss) per share in the future.

Total stock options outstanding at December 31, 2008 and 2007 were 28,839,684 and 27,233,953 respectively.

Total warrants outstanding at December 31, 2008 and 2007 were 7,398,912 and 8,548,918 respectively. The 7,398,912 warrants outstanding at December 31, 2008 will expire on March 3, 2009. These warrants have an exercise price of $0.014 per share.

6 –LINE OF CREDIT

During the first nine months of fiscal 2009, ZIM’s working capital line of credit was maintained at approximately $41,051 (equivalent to $50,000 Canadian, the company’s functional currency). The $41,051 revolving credit facility is secured by the Company’s assets and amounts drawn bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.  As at December 31, 2008 and March 31, 2008, the balance due under the banking line of credit was $NIL. As at December 31, 2008, ZIM was not in violation of any covenants associated with the line of credit.

On August 11, 2005, ZIM entered into a loan agreement with its Chief Executive Officer to make a credit facility available to the Company. The credit facility is an unsecured revolving facility in the amount of approximately $410,509 (equivalent to $500,000 Canadian, the company’s functional currency). All advances bear interest at the Royal Bank of Canada prime rate plus 1.75% and are repayable on demand. As at December 31, 2008, and March 31, 2008, the balance due to the Chief Executive Officer under this credit facility was $NIL.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

7 - SHAREHOLDERS’ EQUITY

On December 4, 2007, ZIM’s Chief Executive Officer and controlling shareholder acquired 7,398,912 units through the conversion of debt and accumulated interest (due to shareholder) in the amount of $103,585. The units were priced at $0.014 per unit, which represented the closing market price of ZIM’s common stock on the OTCBB on December 3, 2007, with each unit consisting of one common share and one warrant to purchase common shares for $0.014 per share. The warrants will expire on March 3, 2009. The warrants have been valued using the same Black-Scholes methodology as the Company’s stock options and have been valued at $36,991. This amount has been accounted for as additional paid in capital with the remaining amount of $66,594 being accounted for as common equity.

The Company did not issue any common shares during the nine months ended December 31, 2007 and 2008.

8 - ADDITIONAL PAID IN CAPITAL (STOCK OPTIONS)

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at December 31, 2008, 22,829,684 (December 31, 2007, 21,223,953) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 options (expiring on Feb 7th, 2010) were issued in prior periods outside of ZIM’s Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board’s discretion.

During the nine month periods ended December 31, 2008 and 2007, the Company issued options to employees and non-employees, in consideration for past services, and as a result, additional paid in capital has been increased by $20,509 and $93,182, respectively, during those periods. All options granted for past services rendered were fully vested on the day of the grant resulting in the Company not having any non-vested awards as of December 31, 2008.

	Nine months ended December 31, 2008		Nine months ended December 31, 2007
	Number of options outstanding and exercisable	Weighted average exercise price	Number of options outstanding and exercisable	Weighted average exercise price
		$		$
Options outstanding, March 31	29,727,089	0.069	27,253,743	0.200
Granted	5,678,595	0.006	5,956,059	0.035
Exercised	-	-	-	-
Expired	(6,566,000)	0.161	(5,975,849)	0.500
Options outstanding, December 31	28,839,684	0.035	27,233,953	0.098

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

The fair value of stock options is determined using the Black Scholes valuation model.  The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends.  The weighted average assumptions used in the computations are as follows:

	Nine months ended December 31, 2008	Nine months ended December 31, 2007

Risk-free interest rate	0.91%	4.00%
Expected volatility	200%	80%
Dividend yield	0	0
Expected life of options (years)	2.0	2.0

9 - COMPREHENSIVE INCOME (LOSS)

Comprehensive loss includes changes in the balances of items that are reported directly in a separate component of shareholders' equity in our unaudited Condensed Consolidated Balance Sheet. The components of comprehensive loss are as follows:

	Three months ended December 31, 2008	Three months ended December 31, 2007	Nine months ended December 31, 2008	Nine months ended December 31, 2007
	$	$	$	$

Net income (loss)	203,620	155,758	170,170	(42,846)
Foreign currency translation adjustment	(93,203)	7,130	(92,640)	26,906
Comprehensive income (loss)	110,417	162,888	77,530	(15,940)

10 - SEGMENT REPORTING

Management has determined that the Company operates in two reportable segments: mobile applications and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices. Enterprise software involves providing enterprise software for designing, developing and managing database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments.  Costs specific to a segment are charged directly to the segment.  Company office expenses are allocated to either of the segments based on gross revenues. The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN US DOLLARS)
(UNAUDITED)

The following table sets forth external revenues, cost of revenues, operating expenses and other amounts attributable to these product lines:

Three months ended December 31, 2008	Mobile	Software	Total
	$	$	$
Revenue	80,949	418,253	499,202

Cost of revenue	29,504	25,238	54,742

Gross margin	51,445	393,015	444,460

Allocation of selling, general, administration, and research and development expenses	50,268	259,730	309,998
Allocation of interest expense	176	908	1,084
Income tax benefit	(11,390)	(58,852)	(70,242)
	39,054	201,786	240,840

Net income	12,391	191,229	203,620

Three months ended December 31, 2007	Mobile	Software	Total
	$	$	$
Revenue	417,191	281,671	698,862

Cost of revenue	65,043	38,755	103,798

Gross margin	352,148	242,916	595,064

Allocation of selling, general, administration, and research and development expenses	312,142	215,320	527,462
Gain on sale of assets	(4,074)	-	(4,074)
Allocation of interest income	(538)	(371)	(909)
Income tax benefit	(49,220)	(33,953)	(83,173)
	258,310	180,996	439,306
Net income	93,838	61,920	155,758

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

Nine months ended December 31, 2008	Mobile	Software	Total
	$	$	$
Revenue	286,747	1,195,828	1,482,575

Cost of revenue	73,899	119,331	193,230

Gross margin	212,848	1,076,497	1,289,345

Allocation of selling, general, administration, and research and development expenses	245,217	1,022,637	1,267,854
Allocation of interest expense	122	510	632
Income tax benefit	(28,878)	(120,433)	(149,311)
	216,461	902,714	1,119,175

Net income (loss)	(3,613)	173,783	170,170

Nine months ended December 31, 2007	Mobile	Software	Total
	$	$	$
Revenue	814,809	868,766	1,683,575

Cost of revenue	235,080	116,869	351,949

Gross margin	579,729	751,897	1,331,626

Allocation of selling, general, administration, and research and development expenses	723,799	938,754	1,662,553
Gain on sale of assets	(134,267)	-	(134,267)
Allocation of interest income	(237)	(308)	(545)
Income tax benefit	(66,726)	(86,543)	(153,269)
	522,569	851,903	1,374,472

Net income (loss)	57,160	(100,006)	(42,846)

The following table sets forth segment assets used by each product line:

	December 31, 2008	March 31, 2008
	$	$
Mobile	200,281	515,966
Software	835,235	643,184
	1,035,516	1,159,150

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

The following table sets forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	Three months ended December 31, 2008	Three months ended December 31, 2007	Nine months ended December 31, 2008	Nine months ended December 31, 2007
	$	$	$	$

Canada	276,386	114,178	344,323	180,141
Brazil	117,574	238,575	821,291	747,812
United States	59,695	186,311	222,219	524,424
United Kingdom	4,908	91,565	16,703	126,723
Europe	22,687	64,278	50,629	86,662
Other	17,952	3,955	27,410	17,813
Total revenue	499,202	698,862	1,482,575	1,683,575

			December 31, 2008	March 31, 2008
			$	$
Long-lived assets
Canada			113,735	154,903
Brazil			5,826	7,835
Total long-lived assets			119,561	162,738

11 - COMMITMENTS AND CONTINGENCIES

The Company has the following financial commitments related to rent expenses for office space for the next three years:

$
2009	63,956
2010	60,940
2011	35,549
160,445

OTHER

The Company is committed to pay an arm’s length third party $75,000, in consideration for consulting services, upon the listing of ZIM’s common shares on a national securities exchange selected by ZIM’s Board of Directors.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

12 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS 141

In December 2007, the FASB issued a revision to Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” The revision broadens the scope of the original SFAS 141 to include all transactions and other events in which one entity obtains control over one or more other businesses. The revision calls for the use of one method, the acquisition method, to account for all such transactions. SFAS 141 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. ZIM will adopt and utilize the methods stipulated in revised SFAS 141 for all future transactions of this nature.

FAS 142-3

On April 25, 2008 issued a FASB Staff Position (FSP) “Determination of the Useful Life of Intangible Assets” that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP). ZIM does not currently have any intangible assets. However, ZIM will adopt and utilize the methods stipulated in FAS 142 for all future transactions that require the establishment of the useful life of intangible assets.

EITF 03-6-1

On June 16, 2008 EITF 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” was issued. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. ZIM does not currently have any unvested share-based payments and its share based payments do not contain dividend rights. As such EITF 03-6-1 has no impact on the calculation of ZIM’s EPS. However, ZIM will adopt and utilize the methods stipulated in EITF 03-6-1 for all future EPS calculation to ensure that the appropriate impacts are recognized as per EITF 03-6-1.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, controls and procedures and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Factors Affecting Our Operating Results, Business Prospects and Market Price" in our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2008, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the unaudited condensed consolidated statements of operations for the three month and nine month periods ended December 31, 2008 and 2007.  These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the first nine months of fiscal 2009 was $1,482,575 compared with revenue of $1,683,575 in the first nine months of the last fiscal year. For the third quarter of fiscal 2009 revenue was $499,202 as compared to $698,862 for the same period in fiscal 2008. The quarterly and year to date decrease is attributable to the expected decline in revenue from our mobile segment, caused by the continued saturation of the market, and the one time revenue recognition in the SMS market of $197,948 that occurred in the third quarter of fiscal 2008. If the one time revenue recognition was removed from fiscal 2008, revenue for the first nine months of fiscal 2009 would be $1,482,575 compared with revenue of $1,485,627 in the first nine months of the last fiscal year. For the third quarter of fiscal 2009 revenue would be $499,202 as compared to $500,914 for the same period in fiscal 2008. The decline in mobile revenue is offset by gains from our enterprise software segment which represented a 42% increase in that segment over the same quarter of fiscal 2008 and a 38% increase over the same nine month period of fiscal 2008.

Net income for the quarter was $203,620 as compared to $155,758 for the quarter ended December 31, 2007.  On a year to date basis the net income was $170,170 as compared to a net loss of $42,846 for the same period in fiscal 2008. The year to date and quarter increase in net income principally reflects a reduction in selling and general administrative expenses and an increase in revenues in the enterprise software business segment. The reduction in selling and general administrative expenses is mainly related to compensation expense and audit fees due to our change to filing SEC reports as a foreign private issuer in the second quarter of fiscal 2009.

ZIM had cash of $628,906 at December 31, 2008 as compared to cash of $299,943 at March 31, 2008.

The Company generated a positive cash flow of $328,963 for the nine months ended December 31, 2008.  The generation of cash flow is a result of cash from normal operations and receipt of the provincial portion of Investment Tax Credits relating to previous periods.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. In fiscal 2009, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 10-KSB for the fiscal year ended March 31, 2008.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2008 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2007

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended December 31, 2008 and 2007. The information for the three months and nine months ended December 31, 2008, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2008, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended December 31, 2008	As a %	Three months ended December 31, 2007	As a %
	$		$
Mobile content	50,949	10	97,582	14
Bulk SMS	27,043	5	32,907	5
Premium SMS	-	-	243,711	35
Other SMS services and products	2,957	1	33,825	5
Internet TV	-	-	9,166	1
	80,949	16	417,191	60

Software	166,132	33	54,233	8
Maintenance and consulting	252,121	51	227,438	32
	418,253	84	281,671	40

Total revenue	499,202	100	698,862	100

	Nine months ended December 31, 2008	As a %	Nine months ended December 31, 2007	As a %
	$		$
Mobile content	177,987	12	340,289	20
Bulk SMS	83,342	6	74,253	4
Premium SMS	3,877	-	304,626	18
Other SMS services and products	11,705	1	68,131	4
Internet TV	9,836	1	27,510	2
	286,747	20	814,809	48

Software	413,710	28	136,680	8
Maintenance and consulting	782,118	52	732,086	44
	1,195,828	80	868,766	52

Total revenue	1,482,575	100	1,683,575	100

Total revenues for the three months ended December 31, 2008 were $499,202 as compared to $698,862 for the three months ended December 31, 2007. Total revenues for the nine months ended December 31, 2008 were $1,482,575 as compared to $1,683,575 for the nine months ended December 31, 2007. This quarter over quarter decrease of $199,660 or 29%, in revenues is mainly attributable to the one time revenue recognition of $197,948 in the third quarter of fiscal 2008 and the continued decline of the mobile market revenue. This decline in the mobile market is partially offset by new enterprise software sales and continued stability in maintenance and consulting revenue. This reflects the continuing shift of ZIM’s revenue from the mobile segment to the enterprise database segment.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $97,582 and $340,289 for the three and nine months ended December 31, 2007 this revenue stream has decreased to $50,949 and $177,987 for the three and nine months ended December 31, 2008 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ending December 31, 2008 we experienced an expected decline in customers using our routes and this resulted in decreased revenue from $32,907 to $27,043. On a year to date basis we experienced more customers using our routes resulting in increased revenue from $74,253 for the first nine months of fiscal 2008 to $83,342 for the first nine months of fiscal 2009. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any growth in our bulk messaging revenue during the remainder of fiscal 2009.

PREMIUM SMS

Our premium SMS messaging revenue decreased from $243,711 for the quarter ended December 31, 2007 to $NIL for the quarter ended December 31, 2008. On a year to date basis revenues have decreased from $304,626 for the first nine months of fiscal 2008 to $3,877 for the first nine months of fiscal 2009. In the quarter ended June 30, 2008 a review of outstanding accrued amounts for this segment was conducted. Based on contractual review and legal interpretation it was determined that previously recognized accrued liabilities of $32,308 were not in fact incurred and the cost accrual has been reversed. In the quarter ended December 31, 2007 a review of outstanding payables and receivables resulted in a one-time recognition of revenue of $197,948.

Decreases in revenues and margins are also attributable to the sale of some of our mobile messaging assets to Silverbirch (Refer to ITEM 1, Note 4 of Financial Statements), competition in the SMS aggregation market and the dominance of a few key mobile content providers. Due to the decreasing margins and competitive nature of our premium SMS revenues, we are not focusing on this area of the business. As a result, we do not expect any further revenue from premium SMS messaging during the remainder of fiscal 2009.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products decreased from $33,825 for the quarter ended December 31, 2007, to $2,957 for the quarter ended December 31, 2008. On a year to date basis revenues have decreased from $68,131 for the first nine months of fiscal 2008 to $11,705 for the first nine months of fiscal 2009. Included in other SMS services and products are offerings such as marketing campaigns, virtual mobile revenues, and desktop text that we do not see any future growth in. We intend to continue to operate the other SMS services without adding any further improvements.

INTERNET TV

Revenue from Internet TV services and products decreased from $9,166 for the quarter ended December 31, 2007, to $NIL for the quarter ended December 31, 2008. On a year to date basis revenues have decreased from $27,510 for the first nine months of fiscal 2008 to $9,836 for the first nine months of fiscal 2009. The decline in revenue reflects the decrease in services provided to ZIM’s main Internet TV customer. ZIM has discontinued providing services in this market.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE maintenance and consulting have increased significantly from $281,671 to $418,253 for the quarters ended December 31, 2007 and 2008, respectively. On a year to date basis, revenues have increased from $868,766 for the first nine months of fiscal 2008 to $1,195,828 for the first nine months of fiscal 2009. The increase in revenue comes from an increase in maintenance and consulting of $24,683 for the quarter and $50,032, for the nine months ended December 31, 2008. There was also anincrease in software revenue of $111,899 for the quarter and $277,030 for the nine months ended December 31, 2008 related to the sale of new ZIM IDE software in the Brazilian market. The increase in revenue relates to the sale of new licenses to customers and the renewal of maintenance contracts.

We intend to continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES
	Three months ended December 31, 2008	Three months ended December 31, 2007	Period to period change
	$	$	$

Cost of revenue	54,742	103,798	(49,056)
Selling, general and administrative	215,957	405,926	(189,969)
Research and development	94,041	121,536	(27,495)
	364,740	631,260	(266,520)

	Nine months ended December 31, 2008	Nine months ended December 31, 2007	Period to period change
	$	$	$

Cost of revenue	193,230	351,949	(158,719)
Selling, general and administrative	923,262	1,277,774	(354,512)
Research and development	344,592	384,779	(40,187)
	1,461,084	2,014,502	(553,418)

COST OF REVENUE

	Three months ended December 31, 2008	Three months ended December 31, 2007
	$	$
Mobile
Revenue	80,949	417,191
Cost of revenue	(29,504)	(65,043)
Gross margin	51,445	352,148

Gross margin percentage	64%	84%

Software
Revenue	418,253	281,671
Cost of revenue	(25,238)	(38,755)
Gross margin	393,015	242,916

Gross margin percentage	94%	86%

	Nine months ended December 31, 2008	Nine months ended December 31, 2007
	$	$
Mobile
Revenue	286,747	814,809
Cost of revenue (2008 does not included the cost accrual reversal of $32,308 that occurred on June 30,2008)	(106,207)	(235,080)
Gross margin	180,540	579,729

Gross margin percentage	63%	71%

Software
Revenue	1,195,828	868,766
Cost of revenue	(119,331)	(116,869)
Gross margin	1,076,497	751,897

Gross margin percentage	90%	87%

The slight increase in gross margins in our software segment relates to higher revenues while holding costs stable. At the same time, the margins in the mobile line of business decreased relative to last year but are holding stable compared to the last 2 quarters at approximately 63%.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2008 and December 31, 2007 were $215,957 and $405,926, respectively. On a year to date basis expenses have decreased from $1,277,774 for the first nine months of fiscal 2008 to $923,262 for the first nine months of fiscal 2009. The decrease in selling, general and administrative fees relates to our continued focus on controlling costs. Cost reductions are mainly in the areas of compensation expense and audit fees due to our change to filing SEC reports as  a foreign private issuer in the second quarter of 2008.

STOCK-BASED COMPENSATION

For the three months ended December 31, 2008, and December 31, 2007 the Company recognized compensation expense for employees and consultants of $6,391 and $38,728 respectively. On a year to date basis stock-based compensation has decreased from $93,182 for the first nine months of fiscal 2008 to $20,509 for the first nine months of fiscal 2009. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2008 and 2007 were $94,041 and $121,536, respectively. On a year to date basis research and development expenses have decreased slightly from $384,779 for the first nine months of fiscal 2008 to $344,592 for the first nine months of fiscal 2009. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded net income of $203,620 and a net income of $155,758 during the three months ended December 31, 2008 and the three months ended December 31, 2007, respectively.  The turn to profitability reflects the Company’s curtailing of selling and general administrative expenses, the reversal of previously accrued expenses and increased gross margins. On a year to date basis our net income has increased from a net loss of $42,846 for the first nine months of fiscal 2008 to a net income of $170,170 for the first nine months of fiscal 2009.

At December 31, 2008, ZIM had cash of $628,906 and working capital of $601,941 as compared to cash of $299,943 and working capital of $478,352 at March 31, 2008. This increase in cash position principally reflects payment of the Scientific Research and Development Tax Credits from the Canadian federal and Ontario provincial governments, increased sales in the software segment and decreased expenses offset by a continued decline in revenues generated from ZIM’s SMS services.

Cash flows for the fiscal periods were as follows:

	Nine months ended December 31, 2008	Nine months ended December 31, 2007
	$	$
Cash flows provided by (used in) operating activities	422,596	(350,399)
Cash flows provided by investing activities	-	110,831
Cash flows provided by financing activities	-	50,040

At December 31, 2008, the Company had access to a line of credit for approximately $410,509 from its Chief Executive Officer and a working capital line from its principal banker for approximately $41,051, in addition to a cash and cash equivalent balance of $628,906.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. Accordingly, there can be no assurance that ZIM will be able to meet its working capital needs for any future period. In addition, the Company has an accumulated deficit of $21,285,653 and, during the fiscal year ended March 31, 2008, generated negative cash flows from operations of $315,458. The Company also has generated negative cash flows from operations during four of the previous five fiscal years.

If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents includes the following amounts in their source currency:

	December 31, 2008	March 31, 2008

Canadian dollars	373,977	67,532
US dollars	24,062	48,383
Brazilian reals	639,267	297,311
British pounds	1,137	4,569
Euros	13,170	4,198

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2008	March 31, 2008

Canadian dollars	17,279	51,702
US dollars	39,273	33,092
Brazilian reals	178,736	139,328
British pounds	685	14,689
Euros	3,305	7,387

Accounts payable include the following amounts payable in their source currency:

	December 31, 2008	March 31, 2008

Canadian dollars	12,315	7,114
US dollars	2,326	5,298
Brazilian reals	17,296	23,210
Euros	-	10,469

Accrued liabilities include the following accruals in their source currency:

	December 31, 2008	March 31, 2008

Canadian dollars	24,460	181,261
US dollars	9,244	10,013
Brazilian reals	23,306	31,812
British pounds	-	238

The company does not enter into any derivative financial instruments to cover foreign exchange risk.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. We attempt to minimize credit exposure by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2008	March 31, 2008

Canada	10%	25%
North America, excluding Canada	29%	29%
South America	57%	39%
Great Britain	1%	1%
Europe, excluding Great Britain	3%	6%
	100%	100%

FAIR VALUE

The carrying values of cash, accounts receivable, investment tax credits receivable, line of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

ITEM 4 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are required to maintain disclosure controls and procedures that are designed to ensure that information that we are required to disclose in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do.

Our management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

As reported in our Form 10-KSB for the year ended March 31, 2008, management concluded that our internal control over financial reporting was not effective as of March 31, 2008, due to the existence of significant deficiencies constituting a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis.

Our principal deficiency was inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters. Other significant deficiencies that contributed to the material weakness were:

•	Inadequate communication and coordination between finance and the rest of the organization;
•	Inadequate segregation of duties and cross training;
•	Continued reliance on manual systems to account for revenue and expenses; and
•	Weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases with respect to the relationship between recurring payment processing and account updates.

Plan for Remediation of Material Weaknesses

We are taking steps to make the necessary improvements to remedy these deficiencies. We have implemented certain remedial measures and are in the process of designing and implementing additional measures to remedy the material weakness. These include the following:

1.	Our inadequate staffing and supervision is being addressed by reduction of workload through process optimization and documentation.
2.
The inadequate communication and coordination between finance and the rest of the organization is being addressed through formal bi-weekly meetings of senior management to review financial and operational issues as well as review ongoing finance activities such as accounts receivable, accounts payable and cash management. A formal monthly meeting of the senior management team is also held to review monthly financial performance compared to budgets and operational plans.

3.
To mitigate the weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases, we have arranged to receive notice when customers cancel through one of the third party billing services.  This notification is forwarded to Technical Support to ensure that the account was properly cancelled.  We are reactive to these matters as they occur, but due to lack of resources we are limited in our ability to be proactive.

We intend to continue to improve our internal controls; however, our small size and financial resources continue to prevent us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system.  Management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
February 12, 2009	/s/ Dr. Michael Cowpland
Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 12, 2009	/s/ John Chapman
John Chapman, Chief Financial Officer